

SECURIT 10035694 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC SPECIALISTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHERYL POSTON 312-692-5078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 W. MONROE STREET, SUITE 330 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _______FRED GOLDMAN______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _________EQUITEC SPECIALISTS, LLC____, as of ______DECEMBER 31________________________, __2009__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/25/14

Signature

_______CHIEF FINANCIAL OFFICER______
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Equitec Specialists, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Specialists, LLC (the Company) as of December 31, 2009, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 25, 2010

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

EQUITEC SPECIALISTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 592,675
Due from clearing organization	13,927,583
Marketable securities	92,607,444
Clearing organization deposits	60,270
Exchange memberships and deposits	21,000
Class C limited partnership interest, at cost	10,000
	$ 107,218,972

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 95,287,475
Accrued expenses	178,268
	95,465,743
Members' Capital	11,753,229
	$ 107,218,972

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Trading income, net	$ 10,797,089	
Litigation settlement Income	4,006,838	
Interest and dividend income:		
Dividend income	4,003,591	
Short stock interest	672,970	
Credit interest	1,621,332	
		$ 21,101,820
EXPENSES:		
Payroll	440,061	
Interest expense	4,370,228	
Dividend expense	473,278	
Litigation settlement claim research fee	400,076	
Brokerage and execution costs	1,457,335	
Office & technology expense	225,777	
Exchange fees/costs	36,033	
Miscellaneous expenses	8,554	
		7,411,342
NET INCOME		13,690,478
MEMBERS' CAPITAL, BEGINNING OF YEAR		21,812,751
CAPITAL CONTRIBUTIONS		750,000
CAPITAL WITHDRAWALS		(24,500,000)
MEMBERS' CAPITAL, END OF YEAR		$ 11,753,229

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

OPERATIONS:		
Net income	$ 13,690,478	
Valuation adjustment, exchange membership	15,000	
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in accrued income	238,629	
Decrease in securities owned	145,479,805	
Increase in balance due from clearing organization	(11,413,146)	
Decrease in balance due to clearing organization	(8,489,836)	
Decrease in securities sold, not yet purchased	(114,173,363)	
Decrease in receivables	53,433	
Decrease in accrued expenses	(1,063,165)	
Net cash provided by operations		$ 24,337,835
FINANCING ACTIVITIES:		
Capital contributions	750,000	
Capital withdrawals	(24,500,000)	
Net cash used in financing activities		(23,750,000)
NET INCREASE IN CASH		587,835
CASH, BEGINNING OF YEAR		4,840
CASH, END OF YEAR		$ 592,675
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 4,302,648

See Notes to Financial Statements.

1. Organization:

Equitec Specialists, LLC (the Company) is a wholly-owned subsidiary of Equitec Group, LLC (the Parent). The Company, formerly known as LCS, LLC, was organized under the Limited Liability Company Act of Illinois on February 16, 2000. The Company engages in proprietary trading, market making activities and is a specialist in the trading of stock and single stock futures thereon, on organized exchanges in the United States. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CHX), the CBOE Stock Exchange (CBSX), the National Stock Exchange (NSX), and NYSE Arca Options. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing broker.

2. Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in marketable securities and derivatives are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. Fair value is generally based on published market prices. See note 4.

The Class C limited partnership interest represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

Exchange memberships are recorded at cost or, when impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment. The market value of the Company's CHX Holdings stock (formerly Chicago Stock Exchange membership) declined during 2009. Management considered the decline to be other than temporary, and reduced the carrying value of the stock from $23,000 to $8,000. The reduction of $15,000 was charged to operations for 2009.

2. Significant Accounting Policies – continued:

The Company is not liable for federal income taxes as the member recognizes the Company's income or loss in its tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements. However, the Company is subject to Illinois Replacement Tax. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts.

The Company's market-making and trading activities expose the Company to market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Fair Value of Financial Instruments:

FASB ASC 820 (formerly FAS 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

4. Fair Value of Financial Instruments - continued:

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value	$8,885,092	$79,701,912	$0	$88,587,004
Equity options owned, at fair value	4,020,440	0	0	4,020,440
Equity securities sold, not yet purchased, at fair value	89,735,511	854,385	0	90,589,896
Equity options sold, not yet purchased, at fair value	4,697,579	0	0	4,697,579

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Further, as a market maker on CBSX, the Company is currently required to maintain minimum net capital of $1,000,000. At December 31, 2009, the Company had net capital of $4,405,962, which was $3,405,962 in excess of its required capital.

6. Principal Transaction Revenue:

During 2009, the Company's principal transaction revenue consisted of equity activities (including equity shares, options and options on stock indexes) totaling $17,094,982.

7. Related Party Transactions:

a) Payroll:

The Company's payroll function is handled exclusively by its Parent. Reimbursement payments are made to the Parent based on the Company's share of payroll-related expenses.

b) Expense Reimbursements:

During 2009, the Company reimbursed Equitec Proprietary Markets, an affiliate, a total of $96,000 for technology fees. The expense is included in the total for office and technology expense reported in the statement of operations and changes in members' capital. The Company also reimbursed various other affiliated companies for expenses paid on its behalf.

8. Contingent Liability:

On February 5, 2010 the Division of Enforcement of NYSE Regulation Inc. (the "Division) informed the Company that it has been investigating certain trading activities engaged in by an employee of the Company on the American Stock Exchange in 2005. The Division also informed the Company that it was considering bringing formal disciplinary action against the Company and asked for certain information. At this early stage, the Company cannot determine whether an action will be brought or what the likely result of any possible action will be. The Company believes that any fine that might be assessed from any such action would be unlikely to have a material impact on the Company's financial statements.

9. Subsequent Event:

In 2010, Equitec Group is assigning its ownership of Equitec Specialists, LLC to Dansu, Inc. and LaRocque Trading, Inc. (members of Equitec Group, LLC) who are in turn distributing the ownership to Dan Asher and John LaRocque individually. On February 22, 2010, the Company received approval from the Chicago Stock Exchange, Inc.

EQUITEC SPECIALISTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 11,753,229
Less:		
Non-allowable assets:		
Exchange memberships / deposits	$ (21,000)	
Limited partnership interest	(10,000)	
		(31,000)
Haircuts required		(7,316,267)
NET CAPITAL		4,405,962
Minimum capital requirement		1,000,000
EXCESS NET CAPITAL		$ 3,405,962
EXCESS NET CAPITAL AT 1000%		$ 4,403,930

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 20,325
Ratio: Aggregate indebtedness to Net Capital	0.46% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2009.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Equitec Specialists, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Specialists, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 25, 2010

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2009

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2009

CONTENTS

EQUITEC SPECIALISTS, LLC

FORM SIPC-7T: TRANSITIONAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

NINE MONTHS ENDED DECEMBER 31, 2009

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Equitec Specialists, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Equitec Specialists, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052414 CHX DEC
EQUITEC SPECIALISTS LLC 8*8
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60606-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHERYL POSTON, 312-692-5078

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $ 25,155.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) — (8,013.00)

07/28/2009
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 17,142.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 17,142.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 17,142.00

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITEC SPECIALISTS LLC
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

Assistant Controller
(Title)

Dated the 25 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 13,765,855.18

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 284,279.50

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 284,279.50

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 672,056.52

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,316,123.61

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 3,316,123.61

Total deductions — 3,988,180.13

2d. SIPC Net Operating Revenues — $ 10,061,954.55

2e. General Assessment @ .0025 — $ 25,155.00

(to page 1 but not less than $150 minimum)